

Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION



03050515

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

2 May 2003

SUPPL


SEC MAIL
RECEIVED
PROCESSING
MAY 09 2003
WASH, D.C.
187
SECTION

SUPPL

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Attention: Filing Clerk

Dear Sir

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
2 May 2003	Announcement to Australian Stock Exchange Sale of CapMark Services and Other Related US Debt Businesses

PROCESSED
MAY 29 2003
THOMSON
FINANCIAL

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

dlw 5/20

Company - Lend Lease Corporation Limited
File No 82-3498



Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

2 May 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Three (3) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

SALE OF CAPMARK SERVICES AND OTHER RELATED US DEBT BUSINESSES

Lend Lease Corporation Limited ("Lend Lease") today announced that it has entered into an agreement with GMAC Commercial Mortgage Corporation ("GMACCM") for the sale of several of its US real estate debt businesses for a total price of approximately US$106 million (A$180 million). GMACCM will also assume all outstanding servicing advances (approximately US$50 million).

The businesses subject to the sale agreement include CapMark Services ("CapMark"), the Debt Advisory Group, which includes Program Lending, and the North American Asset Management (distressed debt) business.

Further details are included in the attached media statement.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Company - Lend Lease Corporation Limited
File No 82-3498



Lend Lease
CORPORATION

MEDIA RELEASE **2 MAY 2003**

SALE OF CAPMARK SERVICES AND OTHER RELATED US DEBT BUSINESSES

Lend Lease Corporation Limited ("Lend Lease") today announced that it has entered into an agreement with GMAC Commercial Mortgage Corporation ("GMACCM") for the sale of several of its US real estate debt businesses for a total price of approximately US$106 million (A$180 million). GMACCM will also assume all outstanding servicing advances (approximately US$50 million).

The businesses subject to the sale agreement include CapMark Services ("CapMark"), the Debt Advisory Group, which includes Program Lending, and the North American Asset Management (distressed debt) business. Lend Lease will retain co-investments of approximately US$27 million (A$44 million), which are expected to be realised over the course of the next five years. The sale is subject to various conditions, including obtaining client consents and regulatory approvals, with the final consideration subject to certain price adjustments.

Lend Lease Group CEO, Mr Greg Clarke, said: "The strategic review confirmed that these businesses do not fit into the Group's strategy in the longer term.

"The sale of these businesses is an important step in the simplification of Lend Lease and focusing of our strategy," Mr Clarke said.

The total price of approximately US$106 million compares with the combined book values of the businesses subject to the sale of approximately US$130 million. Transaction costs are expected to be in the order of US$6 million.

Mr Clarke confirmed the sale of CapMark and the other debt businesses announced today will not impact on the 2003 financial year operating result.

"We remain on track to achieve our previously stated operating earnings guidance for 2003 of a profit after tax in excess of A$226 million, excluding any write-down or losses on sale of the US Real Estate Investments ("REI") businesses," Mr Clarke said.

The book value of the US REI business platform following the CapMark sale and the write-down of the US REI businesses announced in January this year is approximately US$300 million (A$484 million). This mainly represents goodwill and management agreements but excludes co-investments and other net tangible assets.

The strategic review of the REI businesses is nearing completion. The remaining US REI businesses will be subject to a combination of joint venture, sale and retention. There are a number of transactions being pursued that are incomplete at this point.

Given the continued weak global equity markets and associated weakness in the US Merger & Acquisition markets, coupled with the incomplete transactions, there is a possibility of further write-downs in respect of the remaining US REI businesses. However, until decisions are finalised and transactions completed, it is not possible to be definitive on the quantum of any further possible write-downs.

The company will further inform the market as the various options under review are determined.

ENDS

Contact:
Roger Burrows
Lend Lease Corporation
Tel: 02 9236 6116

Mary Beth Lally
Lend Lease Corporation
Tel: 02 9236 6883

Notes on CapMark:

CapMark is a third party commercial loan servicer and had US$66.2 billion of Loans Under Servicing ("LUS") at 31 December 2002, while Lend Lease Asset Management is one of the highest rated special servicers in the US. The sale excludes approximately US$5.0 billion of LUS in respect of mortgages originated by Lend Lease Mortgage Capital ("LLMC"), which will be retained within LLMC.